SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               SCHEDULE TO

                         Tender Offer Statement
(Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)

                            (Amendment No. 2)

                            AMREP CORPORATION
                   (Name of Subject Company (issuer))

                 AMREP CORPORATION (issuer and offeror)
(Name of Filing Person(s) (identifying status as offeror, issuer or other person))

                 Common Stock, par value $.10 per share
                     (Title of Class of Securities)

                                032159105
                  (CUSIP Number of Class of Securities)

               Edward B. Cloues, II, Chairman of the Board
                              P.O. Box 888
                     Pitman, New Jersey  08071-0888
                             (856) 256-3310
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 COPY TO:
                            Edward B. Winslow
                        Jacobs Persinger & Parker
                             77 Water Street
                         New York, New York 10005
                              (212) 344-1866


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   N/A         Filing Party: N/A

Form or Registration No.: N/A         Date Filed:   N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender
offer:    [ ]

                         INTRODUCTORY STATEMENT

     This Amendment No. 2 to Tender Offer Statement on Schedule TO (the "Statement") relates to the tender offer by AMREP Corporation, an Oklahoma corporation (the "Company"), to purchase up to 725,000 shares of its common stock, par value $.10 per share (the "Shares"), at prices, net to the seller in cash, not greater than $7.00 nor less than $5.25 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 2000 (the "Offer to Purchase") and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and
(a)(1)(ii), respectively, to this Statement and incorporated herein be reference.

     The Statement is amended in answer to Item 1 of Schedule TO by amending the Offer to Purchase and related Letter of Transmittal as follows:

     The information under the heading "have there been any recent developments concerning AMREP or it businesses?" in the Summary Term Sheet on page (i) of the Offer to Purchase is deleted and the following is inserted in its place:

          "Yes. In March 2000 AMREP received jointly from two persons an unsolicited offer to be acquired in a merger transaction for $7.75 per share, in cash. An AMREP shareholder affiliated with one of the offerors has since informed AMREP that he intends to present a proposal for shareholder vote at AMREP's next annual shareholders' meeting recommending to AMREP's Board that it seek to sell AMREP for at least $9.00 per share. Two of AMREP's directors, who, in the aggregate, beneficially own more than a majority of the shares, state they would not approve either transaction, but they have reserved the right to change their position at any time. Additionally, AMREP's Kable News Company, Inc. subsidiary is negotiating to participate in a venture involving the distribution and sale of periodicals for which it may commit as much as $10 million over the next four years. See the information in Section 11 under the captions "Recent Proposals Concerning the Shares" and "Pending Transaction" for a more detailed discussion."

     The Statement is further amended by amending the Offer to Purchase and related Letter of Transmittal to delete in its entirety the section captioned "Forward-Looking Statements" on pages (iv) and (v) of the Offer to Purchase.

     The Statement is further amended in answer to Item 4 of Schedule TO by amending the Offer to Purchase and related Letter of Transmittal (i) to delete from the Offer to Purchase the first paragraph under the caption "6. Certain Conditions of the Offer" at page 10 of the Offer to Purchase and inserting in its place the following:

     "Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if at any time on or after May 4, 2000 and prior to the Expiration Date any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's reasonable judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:" and

     (ii) to change the phrase "sole judgment" to "reasonable judgment" each time such phrase appears in the lettered subparagraphs under the caption "6. Certain Conditions of the Offer" at pages 10 and 11 of the Offer to Purchase.

     The Statement is further amended in answer to Item 6 of Schedule TO by amending the Offer to Purchase and related Letter of Transmittal to delete from the Offer to Purchase the fifth paragraph under the caption "8. Background and Purpose of the Offer; Certain Effects of the Offer" at page 12 of the Offer to Purchase and inserting in its place the following:

          "The Company is making the Offer because:

     (a)	The Board of Directors believes that, given the Company's
     businesses, assets and prospects, the purchase of the Shares pursuant to the Offer is an attractive investment that will benefit the Company and its remaining shareholders; that the Shares are significantly undervalued in the public market and that investing in the Shares will provide added value for the Shareholders; and that investing in the Shares represents an attractive use of capital particularly since it is anticipated that its Real Estate operations will generate cash in excess of needs over the next year or two.

     "(b)	The Offer gives shareholders an opportunity to sell their
     Shares at a price greater than the prevailing market prices of the Shares immediately prior to the announcement of the Offer without the usual costs associated with a market sale.

     "(c)	The Offer would allow Odd Lot Owners whose Shares are
     purchased pursuant to the Offer to avoid both the payment of brokerage commissions and any applicable odd lot discounts payable on sales of odd lots on the NYSE. To the extent the purchase of Shares in the Offer results in a reduction in the number of shareholders of record, the costs to the Company for services to shareholders should be reduced. Shareholders who determine not to accept the Offer will increase their proportionate interest in the Company's equity, and therefore in the Company's future earnings and assets, subject to the Company's right to issue additional Shares and other equity securities in the future."

     The Statement is further amended in answer to Item 13 of Schedule TO as follows:

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

          Not applicable.


                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 AMREP CORPORATION

                                 By: /s/ Mohan Vachani
                                     --------------------------------
                                    Name: Mohan Vachani
                                    Title: Senior Vice President &
                                              Chief Financial Officer

Dated:  May 24, 2000